December 12, 2008

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Karl Hiller

Branch Chief

Re:	Ivanhoe Mines Ltd. Form 40-F for Fiscal Year Ended December 31, 2007 Filed April 1, 2008 File No. 001-32403

Dear Mr. Hiller:

We hereby acknowledge receipt of the comment letter dated December 4, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2007 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENTS

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 2 – Financial Statements

Consolidated Statements of Cash Flows

1.

Please tell us the origin of the financing activities line item, “Minority interests’ investment in subsidiaries.” In addition, explain why it is appropriately classified as a cash inflow from financing activities.

Response:

The line item “minority interests’ investment in subsidiaries” on the Consolidated Statements of Cash Flows represents external equity raised by consolidated non-100% owned subsidiaries (SouthGobi Energy Resources Ltd. (“SouthGobi”) and Jinshan Gold Mines Inc. (“Jinshan”)) either by way of stock option exercises and warrant exercises.

The 2007 amount of $2,399,000 represents net proceeds received by SouthGobi from its employees and third parties upon the exercise of stock options and warrants.

The 2006 amount of $10,564,000 represents net proceeds received by SouthGobi ($1,142,000) and Jinshan ($9,422,000) from their employees and third parties upon the exercise of stock options and warrants.

We believe that these cash inflows are appropriately classified on the Consolidated Statements of Cash Flows as they are financing inflows made by third parties (i.e. minority interests) into the consolidated subsidiaries.

Exhibit 23.1

2.

The consent of your independent accountant appears to only consent to the inclusion of their reports that have been incorporated by reference in a registration statement filed on Form S-8. Please request your auditors to provide a consent for the inclusion of their reports in your Form 40-F for the fiscal year ended December 31, 2007, as required by General Instruction D(9) of Form 40-F.

Response:

We will comply with your request and have attached a form of consent from our auditors that we will file on Form 40-F/A amending our Form 40-F for the fiscal year ended December 31, 2007 upon approval by you.

Closing Comments

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Annual Report on Form 40-F. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 40-F. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response. Please direct all questions or comments regarding this filing to the undersigned at 604-331-9875.

Yours very truly,

Ivanhoe Mines Ltd.

By: /s/ Tony Giardini

Name:	Tony Giardini
Title:	Chief Financial Officer

cc:	Jenifer Gallagher, Securities and Exchange Commission
Audit Committee of Ivanhoe Mines Ltd.
John Macken, President and CEO, Ivanhoe Mines Ltd.
Gregg Orr, Deloitte & Touche LLP
Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Paul Goldman, Goodmans Barristers and Solicitors

APPENDIX – DRAFT AUDITOR CONSENT

 EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference of our reports dated March 28, 2008 relating to (1) the consolidated financial statements of Ivanhoe Mines Ltd. (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles) and (2) the effectiveness of Ivanhoe Mines Ltd.’s internal control over financial reporting in this Amendment No. 1 to the Annual Report on Form 40-F of Ivanhoe Mines Ltd. for the year ended December 31, 2007.

We also consent to the incorporation by reference in Registration Statement No. 333-143550 on Form S-8 of the above mentioned reports.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

December __, 2008